

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Alex D'Amico
Chief Financial Officer
Trulieve Cannabis Corp.
6749 Ben Bostic Road
Quincy, FL 32351

> **Re: Trulieve Cannabis Corp.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2021**
> **Filed March 8, 2023**
> **File No. 000-56248**

Dear Alex D'Amico:

We have reviewed your February 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our Decenber 23, 2022 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Exhibits

1. We note that the 906 Certification in Exhibit 32.1 is incorrectly dated March 30, 2022. Please file a full amendment that includes all items of the form as well as currently dated Exhibit 31 and 32 certifications.

You may contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences